Status Certificate
Three Kay Enterprises Inc.

INCORPORATION no. 615735	DATE October 12 2000

Authorized Capital - 300,000 shares divided into:

(i)	100,000 Class "A" Voting Participating shares without par value;
(ii)	100,000 Class "B" Voting Participating shares without par value;
(iii)	100,000 Class "C" Voting Participating shares without par value.

Directors & Officers
Manfred Harold Kaplan / President / Secretary /Director

Members

Certificate #	Owner	Number and Class

~~1A~~	~~Pamela Kaplan~~	~~100 Class "A" Voting Participating~~
2B	Manfred Harold Kaplan	100 Class "B" Voting Participating
~~3C~~	~~Sean Kaplan~~	~~24 Class "C" Voting Participating~~
~~4A~~	~~Pamela Kaplan~~	~~8 Class "A" Voting Participating~~
5B	Manfred Harold Kaplan	8 Class "B" Voting Participating
~~6C~~	~~Pamela Kaplan~~	~~24 Class "C" Voting Participating~~
7C	Manfred Harold Kaplan	24 Class "C" Voting Participating
8A	Manfred Harold Kaplan	108 Class "A" Voting Participating

Client:	Manfred Harold Kaplan
Telephone:	604 448-1652
Address:	4820 Camlann Crt. Richmond, BC V7C 4S1
Accountant:	SELF
Review Date:	13 June 2002

SHARE PURCHASE AGREEMENT

This agreement dated for reference the 7th day of JUNE, 2002

BETWEEN:

Mr. Manfred Kaplan, Businessman, of 4820 Camlann Court, Richmond, B.C., Canada, V7C 4S1

("Vender")

OF THE FIRST PART

AND:

AMS HOMECARE INC., a body corporate incorporated pursuant to the laws of the Province of British Columbia, and having an office at 1498 – Cliveden Avenue, Delta, B.C., V3M 6L9

("Purchaser") OF THE SECOND PART

IN CONSIDERATION OF the convenents, agreements, warranties and payments set our after this, the parties to this Agreement agree as follows:

1. DEFINED TERMS

Where used in this Agreement or in any amendments to it, the following terms have the following meanings except where the context requires otherwise;

1.1 "Business" means the business carried on by the Company (hereinafter defined) consisting of North American distribution rights from GRS Medical Ltd., and some specific distribution rights from LT Laminated Technologies, and Evergreen Latex Ltd., and related therto;

1.2 "Closing Date" means the Third day of July, 2002 or such earlier or later date as may be mutually agreed upon by the parties;

1.3 "Company" means THREE KAY ENTERPRISES INC. , a corporation duly incorporated under the laws of British Columbia, Canada;

1.4 "Common Shares" means the common shares without par value in the capital of the Company;

1.5 "Purchase Price" means for the sum of fifty – thousand Dollars Canadian:

1.6 "Purchased Shares" means all of the issued and outstanding shares in the capital of the Company;

1.7 "Time of Closing" means 2:00PM Vancouver Time on the Closing Date;

1.8 All dollar amounts referred to in this Agreement are in Canadian funds;

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2. SCHEDULES

2.1 The following Schedules are attached to this Agreement and are deemed to be part of it:

Schedule A	List of Assets
Schedule B	Agreements

3. PURCHASED SHARES AND PURCHASE PRICE

3.1 Subject to the terms and conditions in this Agreement, the Vendor will sell, assign and transfer to the Purchaser, and the Purchaser will purchase from the Vendor, all(but not less than all) of the Purchased Shares for the Purchase Price.

3.2 The Purchase Price shall be paid as follows:

a) an amount of Fifty- Thousand Canadian Dollars shall be paid on the Closing Date, payable in cash.

3.3 The Purchaser agrees on the closing date to reinvest the entire amount of the Purchase Price in completing a financing to purchase 333,333 shares of the Purchaser at a deemed price of fifteen cents a share ("private placement"). The Vendor agrees that he qualifies for the accredited investor requirements of the TSX Venture Exchange or will meet any other exemption required to complete the private placement. The shares will be restricted from sale for a period of one year, as per TSX Venture Exchange rules and by-laws.

3.4 The Vendor will receive a royalty of ten percent of the Gross Sales (adjusted by reducing for returns, or refunds) of individually sold gloves and masks, and gloves and masks sold together in one package. The Royalty to be paid once a year for previous years sales. The Royalty is payable for the sales obtained over the duration that this distribution agreement is valid. The Royalty can be paid in Canadian or US dollars, at the option of the Purchaser.

4. CONVENENTS, REPRESENTATIONS AND WARRANTIES OF THE VENDOR

The Vendor represents and warrants as follows and acknowledges that the Purchaser is relying upon such representations and warranties in connection with the Purchaser's purchase of the Purchased Shares;

4.1 The Company was duly incorporated and organized, is inactive, prior to the acquistion of the distribution rights and is validly subsisting and in good standing under British Columbia laws, has the corporate power to carry on the Business as now being conducted by it, is duly qualified as a corporation to do business and is in good standing in each jurisdiction in which the nature of the Business conducted by it.

4.2 The authorized capital of the Company consists of ________________ Common Shares, of which _______ of the Common Shares have been duly issued and are outstanding as fully paid and non-assessable.

4.3 All of the Purchased Shares are owned by the Vendor as the beneficial owner of record and the Vendor has a good and marketable title to the Purchased Shares, free and clear of all mortgages, liens, charges, security interests, adverse claims, pledges, encumbrances and all demands whatsoever.

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4.4 No person, firm or corporation has any agreement or option or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option for the purchase from the Vendor of any of the Purchased Shares.

4.5 No person, firm or corporation has any agreement or option or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement, including convertible securties, warrants or convertible obligations of any nature, for the purchase, subscription, allotment or issuance of any of the unissued shares in the capital of the Company or of any securties of the Company.

4.6 The Company has no subsidiaries or agreements of any nature to acquire any subsidiary or to acquire or lease any other business operations and will not prior to the Time of Closing acquire, or agree to acquire, any subsidiary or business without the prior written consent of the Purchaser.

4.7 The Company is not a party to or bound by any agreement of guarantee, indemenification, assumption or endorsement or any other like commitment of the obligations, liabilities (contingent or otherwise) or indebtedness of any other person, firm or corporation.

4.8 The Company is inactive and therefore there are no financials prepared. The books and records of the Company are fairly and correctly set our and disclose in all material respects, the financial position of the Company as having no liabilities and only the assets, and agreements listed is Schedule A and B, as at the date hereof and all material financial transactions of the Company relating to the Business have been accurately recorded in such books and records.

4.9 The Corporate records and minute books of the Company contain complete and accurate minutes of all meetings of the directors and shareholders of the Company held since the incorporation of the Company, the share certificate books, register of shareholders, register of transfers, and register of directors of the Company are complete and accurate.

4.10 (a) The entering into of this Agreement and the transactions contemplated hereby will not result in the violation of any of the terms and provisions of any documents or by-laws of the Company or any other agreement;

(b) The entering into of this Agreement and the transactions contemplated hereby will not result in the violation of any law or regulation of British Columbia or any federal law of Canada applicable thereto;

(c) This Agreement has been duly executed and delivered by the Vendor and is a valid and binding obligation of the Vendor enforceable in accordance with its terms.

4.14 No capital expenditures have been made and no capital expenditures will be made or authorized by the Company after the date hereof and up to the Time of Closing without prior written consent of the Purchaser.

4.15 The Company is not a party to any written or oral employment, service or pension agreement, and the Company does not have any employee who cannot be dismissed on not more that two weeks notice without further liability.

4.16 The Company is not the owner of or under any agreement to own or lease any real property.

4.17 The Company has only the following agreements, commitments:

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(a) agreements, contracts and commitments as set out in Schedule A and B

4.18 There are no actions, suits or proceedings (whether or not purportedly on behalf of the Company), pending or threatened or by any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign. The Vender is not now aware of any existing ground on which any such action, suit or proceeding might be commenced with any reasonable likelihood of success.

4.19 The Company is not in default of breach of any contracts, agreements, written or oral, indentures or other instruments to which it is a party and there exists no state of facts which after notice or lapse of time or both would constitute such a default or breach. All such contracts, agreements, indentures or other instruments are now in good standing and the Company is entitled to all benefits under all of them.

4.20 The Company is conducting its business in compliance with all applicable laws, rules and regulations of each jurisdiction in which the Business is carried on, is not in breach of any such laws, rules or regulations and is duly licensed, registered or qualified in each jurisdiction in which the Company carries on the Business.

4.21 The Company has the following bank accounts , and safe deposit arrangements and power of attorneys:

(a) Bank accounts and accounts Numbers:____________________________

____

4.22 The Company has duly and timely filed all tax returns required to be filed by it and has paid all taxes which are due and payable, and has paid all assessments and reassessments, and all other taxes, governmental charges, penalties, interest and fines due and payable by it on or before the date of this Agreement. All Canadianand foreign income tax liability of the Company has been reviewed and determined for all fiscal years up to and including the fiscal year end. Adequate provision has been made for taxes payable for the current period for which tax returns are not yet required to be filed. There are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any tax return by, or payment of any tax, governmental charge or efficiency against the Company. There are no actions, suits, proceedings, investigations or claims now threatened or pending against the Company in respect in respect of taxes, governmental charges or assesments, or any matters under discussion with any governmental authority relating to taxes, governmental charges or assessments asserted by any such authority. The Company has withheld from each payment made to any of its officers, directors, former directors, and employees the amount of all taxes, including but not limited to income tax and other deductions required to be withheld therefrom and has paid the same to the proper tax or other receiving officers within the time required under any applicable tax legislation.

4.23 The Vendor will preserve and maintain the good will of the Company.

4.24 The Company has no loans or indebtedness outstanding which have been made to directors, former directors, officers, shareholders or employees of the Company or to any person or corporation not dealing at arm's length with any of the foregoing.

4.25 The Vender has no information or knowledge of any facts relating to the Business or to the Purchased Shares which, if known to the Purchaser, might reasonably be expected to

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deter the Purchaser from completing the transaction of purchase and sale herein contemplated.

4.26 There are no material liabilities of the Company of any kind whatsoever, whether or not accrued and whether or not determined or determinable, in respect of which the Company or the Purchaser may become liable on or after the consummation of the transaction contemplated by this Agreement.

5. CONVENENTS OF THE VENDOR AND CONDITIONS OF CLOSING

The Vendor convents and agrees with the Purchaser that on or before the Closing Date he will do or will cause to be done the following;

5.1 Ensure that all distribution rights with GRS Medical Ltd, of 17 Faraday Street, Village Main, Johannesburg, South Africa, and LT Laminated technologies, and Evergreen Latex Ltd., have been signed and secured and is an asset of the Company.

5.1 Permit the Purchaser, prior to the Closing Date, through its representatives, to make such investigation of the properties and assets of the Company and if its financial and legal condition as the Purchaser deems necessary or advisable to familiarize itself with such properties, assets and other matters; such investigation shall not, however, affect or mitigate the Vendor's convenants, representations and warranties hereunder which shall continue in full force and effect as provided in Section 7.

5.2 Execute and deliver to the Purchaser at the Time of Closing a non-competition agreement and employment agreement in a form approved of by the Purchaser's lawyers.

5.3 Deliver to the Purchaser at the Time of Closing a favourable opinion from the Vendor by way of a duly notarized certificate, in a form satisfactory to counsel for the Purchaser that:

(a) The authorized capital of the Company consists of ______________ Common Shares, of which none of the Preference Shares and ______________ Common Shares have been duly issued and are outstanding<as fully paid and non-assessable>.

(b) The Company has been duly incorporated and organized and is validly subsisting in good standing under the laws of the British Columbia; the Company has the corporate power to carry on the Business as now being conducted by it and is duly qualified as a corporation to do business and is in good standing under the laws of each jurisdiction in which the nature of the Business conducted by it or the property or leased by it makes such qualification necessary;

(c) All necessary corporate action and proceedings have been taken to permit the due and valid transfer of the Purchased Shares at the Time of Closing from the Vendor to the Puchaser;

(d) The company does have outstanding any options, convertible securities, warrants or other convertible obligations, agreements or other commitments to allot, reserve, set aside, create, issue or sell any securities or any of its unissued share capital, except as referred to in this Agreement;

(e) The Company is not engaged in and, to the best of the knowledge of such counsel, has not been threatened with, any legal action or other proceedings, and has not been charged with, or to the best of the knowledge of such counsel,

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incurred, any violation of any federal, state or local law or administrative regulation, which could materially adversely affect or impair its financial position, business, operations, prospects, properties or assets;

(f) No consent, authorization, licence, franchise, permit, approval or order of any court or governmental agency or regulatory body is required for the acquisition by the Purchaser of the Purchased Shares;

(g) Certify that the company at the time of closing has clear title to the assets and agreements listed in Schedules A and B

(h) As to such matters incident to the matters herein contemplated as the Purchaser and its counsel may reasonably request, including the form of all papers and the validity of all proceedings.

5.4 Take all necessary steps and proceedings as approved by counsel for the Purchaser to permit all of the Purchased Shares to be duly and regularly transferred to the Purchaser or its nominee(s).

5.5 Cause such directors and officers of the Company as the Purchaser may specify to resign in favour of nominees of the Purchaser, such resignations to be effective as to the Time of Closing.

5.6 Execute and deliver, and cause such officers and directors of the Company as of the Purchaser may specify to execute and deliver, at the Time of Closing a release in the form approved by the Purchaser's lawyers.

5.7 Cause the Company not to make any changes affecting the banking as referred to in Section 4.21 and not to open any new bank accounts or safe deposit boxes or grant any new powers of attorney.

5.8 The Vendor shall comply with all covenants and agreements to be performed or caused to be performed by him as set out in this Agreement.

6. DETERMINATION OF LIABILITIES AND INDEMINIFICATION

6.1 The Vendor agrees that there are no liabilities or possible liabilities in the Company at the time of closing, and that the Vendor is responsible for all liabilities incurred up to the closing date.

6.2 The Vendor will indemnify and save harmless the Purchaser and the Company of and from any loss whatsoever arising out of, under or pursuant to:

(a) all debts, liabilities, contracts or engagements whatsoever, including any tax liabilities for federal, state, sales, excise, income, corporate or any other taxes of the corporation, existing at the Time of Closing.

(b) any reassessments for income or corporate tax, interest or penalties for any period up to the closing date;

(c) any loss suffered by the Purchaser or the Company as a result of any breach of representation, warranty or covenant contained in this Agreement; and

(d) all claims, demands, costs and expenses in respect of the foregoing.

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11. CLOSING ARRANGEMENTS

11.1 The closing shall take place at the Time of Closing on the Closing Date at the AMS Homecare Inc., 1498 Clveden Avenue, Surrey, British Columbia, Canada, V3M 6L9, or at such time and place as the parties hereto may agree upon in writing.

11.2 At the Time of Closing on the closing Date, upon fulfilment of all the conditions set out in Section 8 which have not been waived in writing by the Purchaser, the Vendor will deliver to the Purchaser:

(a) certificates respecting all the Purchased Shares duly endorsed in blank for transfer with all eligible security transfer taxes paid;

(b) certified copies of directors' resolutions approving transfer of the Purchased Shares to the Purchaser;

(c) resignations of such officers and directors of the Company as the Purchaser shall designate;

(d) certified copies of directors' or shareholders' resolutions appointing such new directors of the Company as the Purchaser shall designate;

(e) the employment and non-competition agreement referred to herien;

(f) the release cetificate referred to herein;

(g) schedule A and B

(h) complete private placement forms for completion of the private placement

(i) such other documents as the Purchaser's lawyers may reasonabaly request.

12. COMMISIONS, ETC.

12.1 The Vendor will indemnify and save harmless the Purchaser from and against any claims whatsoever for any commission or other remuneration payable or alleged to be payable to any broker, agent or intermediary who has acted for the Vendor in connection with the sale of the Purchased Shares or the signing of the agreements by the Vendor as disclosed in Schedule A.

13. ANNOUNCEMENTS

13.1 Any announcement with respect to this Agreement by the Purchaser will be submitted to meet TSX Venture guidelines. No announcement with respect to this Agreement will be made by the Vendor without the prior written approval of the Purchaser.

14. NOTICES

14.1 Any notice, direction or other instrument required or permitted to be given to the Vendor under this Agreement will be in writing and may be given by mailing the same postage

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prepaid or delivering the same addressed to the Vendor at 4820 Camlann Court, Richmond, B.C., V7C 4S1. Any notice, direction or other instrument required or permitted to be given to the Purchaser under this Agreement will be in writing and may be given by mailing the same postage prepaid or delivering the same addressed to the Purchaser at 1496 – Cliveden Avenue, Delta, B.C., V3M 6L9, Canada.

14.2 Any such notice, direction or other instrument a foresaid if delivered will be deemed to have been given or made on the fourteenth business day following the day on which it was mailed.

14.3 The Purchaser or the Vendor may change its or his address for service from time to time by notice given in accordance with the foregoing.

15. TIME OF THE ESSENCE

15.1 Time will be of the essence of this Agreement.

16. EXECUTION IN COUNTEPARTS

16.1 This Agreement may be executed in one or more counterparts, each of which so executed will constitute an original and all of which together will constitute one and the same agreement.

17. ENTIRE AGREEMENT

17.1 This Agreement, including the schedules to it, constitutes the entire agreement between the parties. There are not and will not be any verbal statements, representations, warranties, undertakings or agreements between the parties and this Agreement may not be amended or modified in any respect except by written instrument signed by the parties.

18. PROPER LAW OF CONTRACT

18.1 This Agreement will be construed and enforced in accordance with, and the rights of the parties will be governed by the laws of British Columbia. Each of the parties hereby irrevocable attorns to the jurisdiction of the courts of British Columbia.

19. ASSIGNMENT BY PURCHASE

19.1 The parties hereto acknowledge and agree that the Purchaser may assign the benefit and burden of this Agreement to such persons or entities as the Purchaser may designate.

20. BENEFIT AND BINDING NATURE OF THE AGREEMENT

20.1 This Agreement will enure to the benefit of and be binding upon the parties and their respective heirs, legal personal representatives, successors and assigns

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IN WITNESS WHEROF the parties have entered into this Agreement as of the date and year first above written.

WITNESS:

Name

J. Gerard Lenoski

Address

4680 Camlann Court

Richmond

Consultant

Occupation

MANFRED KAPLAN

WITNESS:

Name

J. Gerard Lenoski

Address

4680 Camlann Court

Richmond

Consultant

Occupation

AMS HOMECARE INC.

RANI GILL, President

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ADDENDUM TO
Share Purchase Agreement

DATE: 28 June 2002

It is hereby agreed that under "3. PURCHASED SHARES AND PURCHASE PRICE" paragraph 3.4, which in the version signed on June 7, 2002 reads:

"The Vendor will receive a royalty of ten percent of the Gross Sales (adjusted by reducing for returns, or refunds) of individually sold gloves and masks, and gloves and masks sold together in one package. The Royalty to be paid once a year for previous years sales. The Royalty is payable for the sales obtained over the duration that this distribution agreement is valid. The Royalty can be paid in Canadian or US dollars, at the option of the Purchaser."

shall be changed to read:

"The Vendor will receive a royalty of ten percent [10%] of the Gross Sales (adjusted by reducing for returns, or refunds) of individually sold *non-surgical* 'examination' gloves and masks, and *non-surgical* 'examination' gloves and masks sold together in one package, *at wholesale or retail in the consumer market, as presented by the Vendor to the Purchaser, in the same or similar package as was used for the Safeway presentation.* The Royalty is to be paid once every six months for the previous six months' sales. The Royalty is payable for the sales obtained over the duration that the distribution agreement is valid. The Royalty can be paid in Canadian or US dollars, at the option of the Purchaser."

MANFRED KAPLAN

AMS Homecare Inc.

Witness: ____________________